SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                         ----------------

                           SCHEDULE 13D
                          (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                  (Amendment No. __________ )(1)


                         Media 100, Inc.
--------------------------------------------------------------------------------
                         (Name of Issuer)


                  Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                  (Title of Class of Securities)


                            58440W105
--------------------------------------------------------------------------------
                          (CUSIP Number)


                         Clint D. Coghill
              c/o Coghill Capital Management, L.L.C.
     One North Wacker Drive, Suite 4725, Chicago, I.L. 60606
                          (312) 324-2020
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        September 3, 2003
--------------------------------------------------------------------------------
     (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  58440W105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        CCM Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     4,107,852

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     4,107,852

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,107,852

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.0%

14.  TYPE OF REPORTING PERSON*

     CO, IV


*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58440W105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Coghill Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,107,852

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,107,852

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,107,852

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.0%

14.  TYPE OF REPORTING PERSON*

     OO, IA


*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58440W105
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Clint D. Coghill

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,107,852

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,107,852

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,107,852

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.0%

14.  TYPE OF REPORTING PERSON*

     IN, HC


*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58440W105
          ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

The name of the issuer is Media 100, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 450 Donald Lynch Blvd., Marlborough, Massachusetts 01752. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

________________________________________________________________________________
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) CCM Master Fund, Ltd., a Cayman Islands corporation ("CCMMF"); (ii) Coghill Capital Management, L.L.C., a Delaware limited liability company ("CCM"); and (iii) Clint D. Coghill, a United States citizen. Clint D. Coghill is the President, Chief Investment Officer and Managing Director of CCM; and CCM serves as the investment manager to CCMMF. Furthermore, Clint D. Coghill serves as a director to CCMMF. The principal business address of CCM and Clint D. Coghill is One North Wacker Drive, Suite 4725, Chicago, IL 60606. The principal business address of CCMMF is BISYS Hedge Fund Services (Cayman) Limited, P.O. Box 30362 SMB, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands.

     (d) None of Mr. Coghill, CCM or CCMMF (individually, each a "Reporting Person" and collectively, the "Reporting Persons"), has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Clint D. Coghill, through his position as managing director of CCM, which serves as the investment manager of CCMMF, is deemed to be the beneficial owner of the 4,107,852 Shares deemed held by CCMMF, based upon the 1,522,537 Shares and the 2,585,315 Shares that CCMMF may be deemed to hold by virtue of the presently convertible 2,500 shares of the Series A Convertible Preferred Stock of the Issuer held by CCMMF. The total cost for the Shares Clint D. Coghill may be deemed to beneficially own is $4,272,166.

CCM, the investment manager of CCMMF, may be deemed to beneficially own the 4,107,852, based upon the 1,522,537 Shares and the 2,585,315 shares that CCMMF may be deemed to hold by virtue of the presently convertible 2,500 shares of the Series A Convertible Preferred Stock of the Issuer held by CCMMF. The total cost for the Shares CCM may be deemed to beneficially own is $4,272,166.

CCMMF may be deemed to beneficially own the 4,107,852 Shares that it holds, based upon the 1,522,537 Shares and the 2,585,315 Shares it may be deemed to hold by virtue of the presently convertible 2,500 shares of the Series A Convertible Preferred Stock of the Issuer held by CCMMF. The total cost for the Shares BLSF may be deemed to beneficially own is $4,272,166.

The funds for the purchase of the Shares deemed beneficially owned by Mr. Coghill, CCM and CCMMF came from the funds of CCMMF.

No borrowed funds were used to purchase the Shares, other than any borrowed funds (including leverage) used for working capital purposes in the ordinary course of business.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on behalf of the Reporting Persons and/or the investors in CCMMF. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

In an effort to protect their investment and the investments made on behalf of the investors in CCMMF, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although it has no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

CCM Master Fund, Ltd. ("CCMMF")
-------------------------------

(a-e) As of the date hereof, CCM Master Fund, Ltd. may be deemed to be the beneficial owner of 4,107,852 Shares or 26.0% of the Shares of the Issuer, based upon the combined amount of Shares produced by adding the 13,195,638 Shares outstanding as of July 10, 2003, according to the Issuer's most recent Form 10-Q, to the total number of Shares deemed to be outstanding upon the conversion of the 2,585,315 derivative securities (i.e., Series A Preferred Shares) held by the CCMMF into Shares (the "Combined Shares Outstanding").

CCMMF has the sole power to vote or direct the vote of 4,107,852 Shares and the shared power to vote or direct the vote of 0 Shares to which this filing relates.

CCMMF has the sole  power to  dispose or direct  the  disposition  of  4,107,852
Shares and the shared power to dispose or direct the disposition of 0 Share to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by CCMMF are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes. CCMMF may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, CCMMF may engage in any or all of the items discussed in Item 4 above.

Coghill Capital Management, L.L.C. ("CCM")
------------------------------------------
(a-e) As of the date hereof, CCM may be deemed to be the beneficial owner of 4,107,852 Shares or 26.0% of the Shares of the Issuer held by CCMMF, based upon the Combined Shares Outstanding.

CCM has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,107,852 Shares to which this filing relates.

CCM has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,107,852 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by CCM, and/or CCM on behalf of CCMMF, are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes. CCM, and/or CCM on behalf of CCMMF through its position as investment manager to CCMMF, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, CCM, and/or CCM on behalf of CCMMF and through its position as investment manager to CCMMF, may engage in any or all of the items discussed in Item 4 above.

Clint D. Coghill
----------------
(a-e) As of the date hereof, Clint D. Coghill may be deemed to be the beneficial owner of 4,107,852 Shares or 26.0% of the Shares of the Issuer held by CCMMF, based upon the Combined Shares Outstanding.

Clint D. Coghill has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,107,852 Shares to which this filing relates.

Clint D. Coghill has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,107,852 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Clint D. Coghill, and/or Clint D. Coghill on behalf of CCMMF through his position as managing director of CCM, are set forth in Exhibit B and were all effected in broker transactions.

The aforementioned Shares were acquired for investment purposes. Clint D. Coghill, and Clint D. Coghill on behalf of CCMMF through his position as managing director of CCM, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Clint D. Coghill, and Clint D. Coghill on behalf of CCMMF through his position as managing director of CCM, may engage in any or all of the items discussed in Item 4 above.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B. A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to September 3, 2003 is filed herewith as Exhibit B.
________________________________________________________________________________

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 18, 2003
-----------------------
(Date)


CCM Master Fund, Ltd.

By:  /s/ Clint D. Coghill
---------------------------
Name: Clint D. Coghill
Title: Director



Coghill Capital Management, L.L.C.

By:  /s/ Clint D. Coghill
---------------------------
Name: Clint D. Coghill
Title: Managing Director



/s/ Clint D. Coghill
---------------------------
Clint D. Coghill




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                 Exhibit A
                                                                 ---------


                                 AGREEMENT

     The undersigned agree that this Schedule 13D dated September 3, 2003 relating to the Common Stock, par value $0.01, of Media 100, Inc. shall be filed on behalf of the undersigned.

CCM Master Fund, Ltd.

By: /s/ Clint D. Coghill
----------------------------------
Name: Clint D. Coghill
Title: Director

Coghill Capital Management, L.L.C.

By:  /s/ Clint D. Coghill
----------------------------------
Name: Clint D. Coghill
Title: Managing Director

/s/ Clint D. Coghill
----------------------------------
Clint D. Coghill


September 18, 2003

                                                                 Exhibit B
                                                                 ---------

Transactions in the Shares  -- Clint D. Coghill

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share

9/3/03                 1,504,653                     $0.967



Transactions in the Shares  -- Coghill Capital Management, LLC

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


9/3/03                 1,504,653                     $0.967


Transactions in the Shares  -- CCM Master Fund, Ltd.

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


9/3/03                 1,504,653                     $0.967



02921.0001 #428996